UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       June 2007                                   File No:  0-52265

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated June 4, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: June 5, 2007

Signed: /s/  Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE

TSX-V:  KGN

KEEGAN DRILLS DISCOVERY HOLE IN NEW PARALLEL GOLD ZONE AT ESAASE PROPERTY

June 4, 2007, Keegan is pleased to release the results from the first drill hole placed in the B-1 fault at the Esaase Gold Property in southwest Ghana.  Hole 33, which is more than 1.5 km from the resource definition drilling (Main) zone, intercepted 32 m @ 0.65 g/t Au including 10 meters @ 1.13 g/t Au (see table 1 below and www.keeganresources.com for a location map).  Potential mineralization in the B-1 fault extends to 3 km long as indicated by gold-in-soil and IP anomalies.  The B-1 fault trends northeast and thus parallels the A-1 fault, which is the host of the Main Zone).  The hole was drilled with small diameter NQ core.  Comparison of NQ core and reverse circulation drilling on the resource definition area to date has indicated that the smaller diameter NQ core consistently and materially underestimates the grade relative to reverse circulation drilling. Keegan is currently testing this reconnaissance discovery with a fence of reverse circulation holes to better determine the overall grade, width and strike potential.

Table 1.  Gold Intercepts from Core Hole 33; the first drilled in the B-1 fault

Drillholes	from	to	width	grade
KEDD6033	244	276	32	0.65
including	255	265	10	1.13

Dan McCoy, President and CEO of Keegan states:  “The discovery of a significant width of gold mineralization on the B-1 zone gives us the opportunity to explore an entirely new zone of potentially bulk mineable mineralization.  These results continue to demonstrate the impressive size and strength of the gold mineralizing system on the property.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. All core samples are carefully measured, logged and split on site and assayed using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.

Intercepts were calculated using a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than five consecutive samples (five meters) of less than 0.2 g/t within the intercept. All internal intercepts above 10 g/t Au are reported. Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company owns the right to earn 90% of its flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful board members and advisors, Keegan efficiently executes its project development plans and is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at

http://www.keeganresources.com or contact investor relations at

604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.